April 2, 2014

VIA EDGAR and FEDEX

Mr. Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Pershing Gold Corporation
Amendment No. 2 to the Registration Statement on Form S-1
Filed February 20, 2014
File No. 333-192317

Dear Mr. Dobbie:

The Company is in receipt of the comment letter dated February 27, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).  In connection therewith, the Company has filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Comment Letter, as well as providing certain additional information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter a “clean” copy of the Amended Registration Statement filed with the Commission on April 1, 2014, and a “redlined” copy of the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement with hand marks showing which changes correspond to which of the Staff’s comments in the Comment Letter.

General

1.                                      Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

Response:  The Company has included its updated financial statements, as required by Rule 8-08 of Regulation S-X, in the Amended Registration Statement.

Pershing Gold Corporation | 1658 Cole Boulevard, Building 6, Suite 210, Lakewood, CO 80401

Phone 720-974-7248 | www.pershinggold.com | Fax 720-974-7249

Executive Compensation, page 33

2.                                      Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2013.  For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:  The Company has revised the section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2013.  Please see “Executive Compensation” beginning on page 28 of the Amended Registration Statement.

Selling Stockholders, page 40

3.                                      We note your response to our prior comment 1 and that you have revised the footnotes to the table on page 41 to identify two of the selling stockholders as registered broker- dealers.  Please tell us whether the shares being offered by these broker-dealers were received as underwriting compensation.  If not, please revise to identify these selling stockholders as underwriters.

Response:  Palladium Capital Advisors, LLC received its shares of Series E Preferred Stock and warrants as underwriting compensation in the placement of the Series E Preferred Stock. Disclosure to that effect has been added to footnote 20 on Page 37 of the Amended Registration Statement. The other registered broker-dealer that was listed as a selling stockholder purchased on behalf of client accounts and has elected not to sell through the registration statement.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please contact our counsel, Deborah Friedman, at (303) 892-7499, or the undersigned at (720) 974-7250.

Sincerely,

/s/ Stephen Alfers

Stephen Alfers
President and Chief Executive Officer

cc:	Donald E. Field, SEC
Deborah Friedman, Davis Graham & Stubbs LLP

Enclosures